

December 8, 2011

Via E-mail
Mr. Craig R. Smith
Chief Executive Officer
Owens & Minor, Inc.
9120 Lockwood Boulevard
Mechanicsville, VA 23116

>   **Re: Owens & Minor, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed February 25, 2011**
>   **File No. 001-09810**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Liquidity and Capital Expenditures, page 20

1.   We note on page 16 that your day sales outstanding ("DSO") was 19.6 at December 31, 2010 compared to 21.4 at December 31, 2009; and in your fourth quarter earnings conference call transcript that this was the lowest DSO that you have ever reported. We further note on page 24 that a hypothetical increase in DSO of one day would result in a decrease in your cash balances, an increase in borrowings against your revolving credit facility, or a combination thereof of approximately $24 million. Please tell us if the decrease in DSO of approximately 1.8 days had a material effect on your operating cash flows in fiscal 2010 compared to fiscal 2009 and, if so, tell us how you considered

quantifying the resulting increase in cash provided by operations pursuant to FRC 501.13.b.1.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 24

2.   We note your disclosure of the estimated effects on your cash balances and/or borrowings that would result from a hypothetical increase in DSO of one day. We further note the overall decrease in your DSO over the past five years, as disclosed on page 16. Please tell us if a hypothetical decrease in DSO of one day would have similar quantitative effects and, if so, tell us how you considered providing disclosure of such effects.

Notes to Consolidated Financial Statements, page 34

Note 1 – Summary of Significant Accounting Policies, page 34

Segments

3.   We note on page three that you provide distribution, third-party logistics, and other supply-chain management services to healthcare providers and suppliers of medical and surgical products, and you are a leading national distributor of medical and surgical supplies to the acute-care market. It also appears to us that your operations are comprised of one reportable segment. Please advise us of the following:

a.   Tell us the operating segment(s) that you have identified in accordance with ASC 280-10-50-1.

b.   To the extent that you aggregate multiple operating segments, provide us with a robust analysis to support your conclusion that the operating segments have similar economic characteristics and are similar in all of the five areas listed in ASC 280-10-50-11.

c.   Tell us how you define your reporting units (e.g. operating segments or components) for purposes of goodwill impairment testing under ASC 350-20-35.

d.   To the extent that you aggregate multiple components as a single reporting unit, also tell us how they meet the aggregation criteria in ASC 280-10-50-11.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at 202-551-3394 or John Archfield at 202-551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining